Securities and Exchange Commission

Washington, DC 20549

Schedule 14D-9

Solicitation/Recommendation Statement Under Section
14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.           )

International Rectifier Corporation

(Name of Subject Company)

International Rectifier Corporation

(Name of Persons Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Under the authority granted to the Board of Directors of International Rectifier Corporation (the “Company”) under Section 3(a) of the Amended and Restated Rights Agreement, dated as of December 15, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as amended (the “Rights Agreement”), the Board of Directors has determined that the Distribution Date (as defined in the Rights Agreement) shall not occur on the tenth Business Day (as defined in the Rights Agreement) following either the first public announcement of Vishay Intertechnology, Inc.’s (“Vishay”) intention to commence a tender offer or the commencement of a tender offer by Vishay and shall occur as a result of the public announcement or commencement of a tender offer by Vishay only on such later date as the Board of Directors shall determine.

The following is a press release issued by the Company on September 16, 2008.

International Rectifier’s Board Unanimously Rejects Vishay’s
Unsolicited Revised Proposal

Says Revised Proposal Significantly Undervalues Future Prospects of
the Company

Urges Stockholders to Support the Board’s Nominees and Reject
Vishay’s Slate of Hand-Picked Nominees

EL SEGUNDO, CA – September 16, 2008 – The Board of Directors of International Rectifier Corporation (NYSE: IRF) today announced that it has reviewed Vishay’s unsolicited, revised proposal with the assistance of its financial and legal advisors (Goldman, Sachs & Co. and Fried, Frank, Harris, Shriver & Jacobson LLP, respectively) and unanimously determined that Vishay’s $23 per share offer significantly undervalues the future prospects of the Company and is not in the best interests of  International Rectifier and its stockholders.

Richard J. Dahl, Chairman of the Board of International Rectifier said: “Vishay’s offer still significantly undervalues the future prospects of the Company when compared to the value that we expect our new strategic plan to deliver to our shareholders.”  Mr. Dahl added: “Our Board takes its responsibility to stockholders extremely seriously.  We believe that Vishay’s latest unsolicited proposal continues to represent an opportunistic attempt by Vishay to capture value that belongs to our shareholders.”

Oleg Khaykin, President and Chief Executive Officer, commented: “We remain steadfast in our belief in International Rectifier’s potential and the value-creation strategy that we are implementing.  This potential is reflected in part in the recent launch of our revolutionary GaN technology platform for Power Conversion.  We look forward to communicating with our shareholders in the coming days the exciting value-creative opportunities available for our business.”

Mr. Dahl continued: “We are extremely disappointed that, in addition to offering a price that significantly undervalues the future prospects of the Company, Vishay has chosen to deploy heavy-handed and disruptive tactics in its efforts -  commencing a proxy contest to replace three of our highly-experienced and independent directors with its slate of hand-picked nominees; seeking to amend our Bylaws; bringing litigation against our directors and the Company; threatening to launch a hostile tender offer, as well as continuing to assert meritless claims against the Company related to the PCS sale — all to pressure the Board and our stockholders to sell the Company at a bargain price.

We urge our stockholders to support the Board by voting the WHITE proxy in favor of the re-election of Mary B. Cranston, Thomas A. Lacey and Jack O. Vance and against

Vishay’s proposed amendments to our Bylaws.  We also urge our stockholders not to tender their shares into the proposed $23 per share tender offer.

Following is a copy of the letter International Rectifier sent today to Vishay’s Executive Chairman and its President and Chief Executive Officer:

Dear Drs. Zandman and Paul:

Our Board of Directors, with the assistance of our financial and legal advisors, has reviewed Vishay’s unsolicited, revised proposal to acquire for $23 per share in cash and its proposed tender offer at the same price.

After detailed review, we unanimously reject your proposal and will urge our stockholders not to tender their shares into any $23 per share tender offer you may commence ‘shortly’. We believe your $23 per share offer is meaningfully below the value that we expect to create for our stockholders as an independent entity.  Because $23 per share is not a reasonable starting point for negotiations, we also decline to engage in discussions regarding a sale to Vishay. We base our decision on a variety of factors, including the following:

•	After conducting a detailed assessment of our current business plan, the Board believes that your offer of $23 per share significantly undervalues the future prospects of the Company.

•

The price of $23 per share also does not adequately compensate our stockholders for the accelerating momentum of our business, our key technology and product leadership in power management and the significant value we expect to create for our stockholders through the implementation of our strategic plan.

•

Your obvious attempt to acquire International Rectifier before the market fully appreciates the upside from our strategic plan, at a low-point in the business cycle in the semi-conductor industry and in less-than robust M&A and credit markets, in an attempt to capture value that rightfully belongs to our shareholders.

We are also extremely disappointed that you have chosen to employ heavy-handed and disruptive tactics to further your opportunistic objectives, including, commencing a proxy contest to replace three of our highly-experienced directors; bringing litigation against our directors and the Company; threatening to launch a hostile tender, and continuing to assert meritless and undocumented claims against the Company due to the PCS sale.

Indeed, it would seem that our respective shareholders would be better served by us focusing on our respective business plans, deploying the dollars these contests will absorb back into the businesses, attempting to resolve any legitimate claim related to the sale of the PCS business, and creating real value.

That said, our Board has taken, and will continue to take, its responsibility to stockholders extremely seriously. We are committed to creating value and view your current proposal as not being in the best interests of International Rectifier and its shareholders. Accordingly, we have determined that the appropriate course of action is to forcefully resist your attempt to acquire our Company at an inadequate price.

Sincerely,

Richard J. Dahl, Chairman of the Board

Additional Information

On September 15, 2008, International Rectifier filed a preliminary proxy statement in connection with its 2007 Annual Meeting of Stockholders. International Rectifier stockholders are strongly encouraged to read the preliminary proxy statement and the accompanying WHITE proxy card, and the definitive proxy statement when it becomes available, as they contain important information, including information relating to the participants in International Rectifier’s solicitation of proxies. Stockholders can obtain this proxy statement, the WHITE proxy card and any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the proxy statement, the WHITE proxy card and any amendments and supplements to the proxy statement are also available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the proxy materials may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. at 1-888-605-1957.

International Rectifier will also file a Solicitation/Recommendation Statement on Schedule 14D-9 in the event Vishay Intertechnology, Inc. commences a tender offer for the outstanding shares of International Rectifier common stock. International Rectifier stockholders are strongly encouraged to read the Solicitation/Recommendation Statement when it becomes available, as it will contain important information. Stockholders will be able to obtain this Solicitation/Recommendation Statement, any amendments or supplements to the proxy statement and other documents filed by International Rectifier with the Securities and Exchange Commission for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the Solicitation/Recommendation Statement and any amendments and supplements to the Solicitation/Recommendation Statement will also be available for free at International Rectifier’s Internet website at www.irf.com or by writing to International Rectifier Corporation, 101 North Sepulveda Boulevard, El Segundo, California 90245. In addition, copies of the Solicitation/Recommendation Statement may be requested by contacting our proxy solicitor, D.F. King & Co., Inc. at 1-888-605-1957.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

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Company contact:

Investors

Portia Switzer

310.726.8254

Chris Toth

310.252.7731

Media

Kekst & Co.

Tom Davies

212.521.4873

Roanne Kulakoff

212.521.4837